TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
May 7, 2018

 Manulife announces Subordinated Green Bond issue
TORONTO - Manulife Financial Corporation ("MFC") announced today that it intends to issue $600 million principal amount of 3.317% fixed/floating subordinated debentures due May 9, 2028 (the "Debentures"). MFC intends to file a prospectus supplement to its existing base shelf prospectus in respect of this issue.

The Debentures will be MFC's first green bond issuance in Canada, with an amount equal to the net proceeds intended to be used to finance or refinance, in part or in full, new and/or existing Eligible Assets as defined in the Manulife Green Bond Framework (the "Framework"), which is available on Manulife's website. The Framework is aligned with the International Capital Market Association's Green Bond Principles 2017, and directs the use of proceeds towards renewable energy, green buildings, sustainably-managed forests, energy efficiency, clean transport, sustainable water management and/or pollution prevention and control.

The Debentures will bear interest at a fixed rate of 3.317% until May 9, 2023 and thereafter at a rate of 0.78% over the three month CDOR. The Debentures mature on May 9, 2028.

Subject to prior regulatory approval, MFC may redeem the Debentures, in whole or in part, on or after May 9, 2023 at a redemption price equal to par, together with accrued and unpaid interest to the date fixed for redemption. The Debentures will constitute subordinated indebtedness, ranking equally and rateably with all other subordinated indebtedness of MFC from time to time issued and outstanding (other than subordinated indebtedness which has been further subordinated in accordance with its terms).

The offering is being done on a best efforts agency basis by a syndicate co-led by RBC Capital Markets, CIBC Capital Markets and TD Securities and that includes BMO Capital Markets, Scotiabank Global Banking and Markets, National Bank Financial, Bank of America Merrill Lynch, HSBC Securities, Manulife Securities Incorporated, Desjardins Securities and Laurentian Bank Securities. The offering is expected to close on May 9, 2018.

The Debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2017, we had about

35,000 employees, 73,000 agents, and thousands of distribution partners, serving more than 26 million customers. As of March 31, 2018, we had over $1.1 trillion (US$850 billion) in assets under management and administration, and in the previous 12 months we made $26.9 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Sean B. Pasternak Manulife (Toronto) 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife (Toronto) 416-852-8982 robert_veloso@manulife.com

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